UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Solid Biosciences Inc.

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

83422E 105

(CUSIP Number)

c/o Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of Reporting Persons BCLS SB Investco, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 7,060,353 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 7,060,353 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,060,353 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.3%
14	Type of Reporting Person PN

CUSIP No. 83422E 105	13D/A	Page 3 of 5

This Amendment No. 2 to Schedule 13D relates to the Common Stock of Solid Biosciences Inc. and amends the initial statement on Schedule 13D filed by the Reporting Person on February 1, 2018, as amended by Amendment No. 1 filed on July 30, 2019 (the “Initial Statement” and, as further amended by this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

On December 10, 2020, the Issuer entered into a Securities Purchase Agreement (the “December 2020 Purchase Agreement”) with the investors identified on the signature pages thereto, including the Reporting Person (collectively, the “December 2020 Investors”), pursuant to which the Reporting Person agreed to purchase from the Issuer a total of 3,189,189 shares of Common Stock at a price per share of $3.70 for a total purchase price of $11,799,999.30 (the “December 2020 Private Placement”). The December 2020 Private Placement is expected to close on December 15, 2020, subject to the satisfaction of customary closing conditions (the “December 2020 Closing Date”). The Reporting Person will use its own working capital to acquire such shares.

References to and the description of the December 2020 Purchase Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the December 2020 Purchase Agreement, which is attached hereto a Exhibit E and incorporated by reference herein.

Item 4. Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented to add the following:

December 2020 Resale Registration Rights Agreement

The Reporting Person, together with the other December 2020 Investors, entered into a Registration Rights Agreement with the Issuer on December 10, 2020 (the “December 2020 Resale Registration Rights Agreement”), which provides certain rights with respect to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the shares of Common Stock acquired through the December 2020 Private Placement (the “December 2020 Registrable Securities”).

References to and the description of the December 2020 Resale Registration Rights Agreement set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the December 2020 Resale Registration Rights Agreement, which is attached hereto as Exhibit F and incorporated by reference herein.

Resale registration rights

The Issuer has agreed to file a registration statement covering the resale by the December 2020 Investors of the December 2020 Registrable Securities within the earlier of (A) the later of (x) 30 days after the December 2020 Closing Date or (y) 15 days after the Issuer discloses any material non-public information that the Issuer may have provided the December 2020 Investors in connection with the December 2020 Private Placement or (B) 120 days following the December 2020 Closing Date (the “Filing Deadline”). The Issuer agreed to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable and to keep such registration statement effective until the date the shares of Common Stock covered by such registration statement have been sold or cease to be December 2020 Registrable Securities.

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In the event (i) the registration statement has not been filed by the Filing Deadline, (ii) the registration statement is not declared effective prior to the earlier of (a) five business days after the date on which the Issuer is notified by the Securities and Exchange Commission (the “SEC”) that the registration statement will not be reviewed by the SEC staff or is not subject to further comment by the SEC staff or (b) the 15th day after the Filing Deadline (or the 60th day after the Filing Deadline if the SEC staff determines to review the registration statement), or (iii) after the registration statement has been declared effective by the SEC, sales cannot be made pursuant to the registration statement for any reason, subject to certain limited exceptions, then the Issuer agreed to make pro rata payments to each December 2020 Investor then holding December 2020 Registrable Securities as liquidated damages in an amount equal to 1% of the aggregate amount invested by each such December 2020 Investor in the December 2020 Registrable Securities per 30-day period or pro rata for any portion thereof for each such month during which such event continues, subject to certain caps set forth in the December 2020 Resale Registration Rights Agreement.

Fees; Indemnification

The Issuer is responsible for all fees and expenses incurred in connection with the registration of the December 2020 Registrable Securities.

The Issuer granted the December 2020 Investors customary indemnification rights in connection with the registration statement. The December 2020 Investors have also granted the Issuer customary indemnification rights in connection with the registration statement.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) - (c) As of December 11, 2020, the Reporting Person held 7,060,353 shares of Common Stock, representing approximately 8.3% of the Issuer’s outstanding shares of Common Stock. The percentage of the Issuer’s outstanding shares of Common Stock held by the Reporting Person is based on 60,449,341 shares of Common Stock outstanding as of November 1, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, adjusted to give effect to the issuance of an aggregate of 24,324,320 shares of Common Stock in the December 2020 Private Placement, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 11, 2020.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

Item 7. Material to be filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit E	Securities Purchase Agreement, dated December 10, 2020, by and among the Issuer and the other parties thereto (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 11, 2020)

Exhibit F	Registration Rights Agreement, dated December 10, 2020, by and among the Issuer and the other parties thereto (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 11, 2020)

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2020

BCLS SB Investco, LP

By: Bain Capital Life Sciences Partners, LP, its general partner

By: Bain Capital Life Sciences Investors, LLC, its general partner

By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Managing Director